UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                      For the month of March, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                                                             816 - 12 March 2003



                                   SPIRENT PLC

                PROPOSED DIVESTMENT OF INTERESTS IN THE WAGO COMPANIES


Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, today announces that it has reached agreement for the divestment of its interests in the WAGO companies, its interconnection joint venture, for a total consideration of GBP60.7 million (comprising EUR83.0 million and CHF7.4 million) in cash to its joint venture partners, the Hohorst family.

Completion of the divestment of WAGO is conditional upon, inter alia, the approval of Spirent's Ordinary shareholders, to be sought at an Extraordinary General Meeting to be convened for 31 March 2003.

Commenting on the divestment, Nicholas Brookes, Chief Executive, said:

"Spirent has had a long association with WAGO and we have seen the company grow substantially over the years. We are pleased that the Hohorst family are purchasing our interests and we wish them, the company and its employees well for the future."

Preliminary Results

Spirent has today made a separate announcement detailing its preliminary results for the year to 31 December 2002.

                                    - ends -


Enquiries


Nicholas Brookes, Chief Executive       Spirent plc           +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                          Spirent plc           +44 (0)1293 767676

Media
Jon Coles/Rupert Young                  Brunswick            +44 (0)20 7404 5959

About Spirent

Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the aerospace and power controls markets. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

Spirent and the Spirent logo are trademarks of Spirent plc. All other trademarks or registered trademarks are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the effects of competition on our business; our ability to develop and commercialise new products and services and realise product synergies; our ability to conclude the divestment of our interests in the WAGO joint venture; our ability to effect certain amendments to the terms of our loan notes and bank facility; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adopt cost structures to respond to changes in business conditions; risks that our cost cutting initiatives will impair our ability to develop products and remain competitive; our ability to improve efficiency and adapt to the current economic slowdown and other changes in demand; changes in the business, financial condition or prospects of one or more of our major customers; our reliance on third party manufacturers and suppliers; risks of not retaining or increasing market share; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; changes in market conditions in the markets in which we participate or in general economic or political conditions; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.



                                  SPIRENT PLC

             PROPOSED DIVESTMENT OF INTERESTS IN THE WAGO COMPANIES


Introduction

Spirent announces that members of the Spirent Group have entered into agreements with members of the Hohorst family and companies controlled by them for the sale of Spirent's 51 per cent interests in WAGO, its interconnection joint venture, for a total consideration of GBP60.7 million (comprising EUR83.0 million and CHF7.4 million) payable in cash, in full, on completion (the 'Divestment').

The Hohorst family is Spirent's joint venture partner in WAGO. Members of and companies controlled by the Hohorst family own the remaining 49 per cent interests in WAGO and have joint management control rights with Spirent over the WAGO business. Established in 1974 between members of the Hohorst family and Spirent, WAGO manufactures and markets a range of innovative electrical wire interconnection and termination systems. These products are marketed and sold globally under the WAGO brand name.

In view of the size of the Divestment and since Spirent's interests in WAGO are to be sold to members of the Hohorst family and companies controlled by them, including Wolfgang Hohorst and Sven-Michael Hohorst, both of whom are directors of certain of the companies comprised in the WAGO group (and are therefore deemed to be related parties under the Listing Rules of the UK Listing Authority), the Divestment is conditional, inter alia, on the approval of Spirent's shareholders. This will be sought at an Extraordinary General Meeting of the Company to be held on 31 March 2003.

Information on the WAGO Companies

The WAGO companies comprise WAGO Kontakttechnik GmbH and WAGO-Verwaltungs GmbH, both based in Germany (together with their respective subsidiaries, 'WAGO Germany'), and WAGO Contact S.A., based in Switzerland, together with a number of directly or indirectly owned subsidiary companies in Western and Eastern Europe, North America, India and the Far East. At 31 December 2002, WAGO had operations in 16 countries and employed approximately 2,800 people worldwide.

Since 1974, WAGO has grown organically through international expansion and the development of its product range. WAGO's core business is the design, manufacture and marketing of a wide range of innovative electrical wire interconnection and termination systems featuring WAGO's spring or screwless pressure technology. WAGO's products are used in a broad range of applications and industries, including ventilation and heating systems, machine tool manufacture, building installations, automotive engineering, power supply, the steel industry and the food industry. The products are marketed globally under the WAGO brand name and are sold either directly or through independent sales agencies.

Members of the Hohorst family and Spirent have joint management control rights over the WAGO companies. Accordingly, and due to the requirements of Financial Reporting Standard 9 in relation to associates and joint ventures, Spirent's interests in WAGO are accounted for as a joint venture under the gross equity method of accounting in the consolidated accounts of Spirent.

For the year to 31 December 2002, Spirent's attributable 51 per cent share of WAGO's turnover was GBP75.6 million and Spirent's attributable 51 per cent share of WAGO's profit after taxation was GBP4.0 million. At 31 December 2002, Spirent's attributable 51 per cent share of the net assets of the WAGO companies amounted to GBP50.1 million.

Terms of the Divestment

Spirent has entered into a series of agreements for the sale of its interests in the WAGO companies to members of the Hohorst family and companies controlled by them for a total cash consideration of GBP60.7 million (comprising EUR83.0 million for WAGO Germany and Spirent's nominal holdings in certain other companies owned by the Hohorst family and CHF7.4 million for WAGO Contact S.A.) payable in cash, in full, on completion.

Financial Effects of the Divestment and use of Proceeds

From completion of the Divestment, the income derived from Spirent's attributable share of WAGO will no longer be included in Spirent's consolidated financial statements. The only contribution to Spirent's cashflow from WAGO for the year to 31 December 2002 was a dividend of GBP0.2 million (2001 GBP1.6 million; 2000 GBP1.1 million). Accordingly, apart from the proceeds of the Divestment, the Divestment will not have a material effect on Spirent's cashflow on an ongoing basis.

The Divestment requires the consent of the holders of Spirent's US dollar denominated loan notes (the 'Loan Notes') and the lenders under Spirent's syndicated multi-currency credit facility (the 'Syndicated Bank Facility'). In addition, to provide the Spirent Group with an increase in the level of headroom available in relation to certain of the financial covenants, amendments to the terms of the Loan Notes and the Syndicated Bank Facility have been agreed. These consents and amendments are conditional on completion of the Divestment and the application of the proceeds, net of any tax and expenses, to pre-pay approximately GBP45.8 million of the Loan Notes and pay an associated contractual make-whole amount of approximately GBP12.4 million.

Extraordinary General Meeting

A circular convening the Extraordinary General Meeting to approve the Divestment and giving further information on the Divestment will be posted to shareholders shortly.

The Extraordinary General Meeting will be held at Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex, RH10 9QL at 11.00 am on 31 March 2003.

The following exchange rates, being the relevant exchange rates at 11 March 2003 (the latest practicable date prior to the publication of this announcement), have been used in this announcement:

Euro : Sterling (EUR : GBP)              1.45 : 1.00
Swiss Franc : Sterling (CHF : GBP)       2.12 : 1.00


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___12 March 2003____                  By   ____/s/ Luke Thomas____

                                                    (Signature)*